SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 11-K
                               ANNUAL REPORT
                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934



[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
       For the fiscal year ended December 31, 1996

                                    OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
       For the transition period from ________ to ________

       Commission file number 0-7154

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                QUAKER CHEMICAL CORPORATION PROFIT SHARING
                        AND RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         QUAKER CHEMICAL CORPORATION
                         Elm and Lee Streets
                         Conshohocken, Pennsylvania  19428

                             Profit Sharing and
                             Retirement Savings
                               Plan of Quaker
                            Chemical Corporation

                          Financial Statements and
                           Additional Information
                              December 31, 1996

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Index to the Financial Statements
December 31, 1996
                                                                   Page(s)
Report of Independent Accountants                                     1

Statement of Net Assets Available for Benefits, with Fund
 Information at December 31, 1996 and 1995                          2 - 3

Statement of Changes in Net Assets Available for Benefits,
 with Fund Information for the Years Ended
 December 31, 1996 and 1995                                         4 - 5

Notes to Financial Statements                                       6 - 8

Additional Information:*

  Schedule I  - Schedule of Assets Held for Investment
                at December 31, 1996                                  9

  Schedule II - Schedule of Reportable Transactions
                for the Year Ended December 31, 1996                 10



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                      Report of Independent Accountants


May 8, 1997

To the Participants and Administrator;
Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation at December 31, 1996 and 1995 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CAPTION>
Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1996
----------------------------------------------------------------------------------------------------------------------------------
                                                        Fund Information
                           -------------------------------------------------------------------------------------------------------
                                                                             Quaker
                                                                             Chemical
                              Guaranteed                    Bond and       Corporation
                               Interest      U.S. Stock     Mortgage         Common        Participant
                                 Fund           Fund          Fund         Stock Fund         Notes         Other        Total
----------------------------------------------------------------------------------------------------------------------------------
Investments at fair value:
 Common Stock Fund                            $9,986,849*                   $715,932                                   $10,702,781
 Bond and Mortgage Fund                                     $2,759,029*                                                  2,759,029
 Guaranteed Interest Fund       $2,022,914*                                                                              2,022,914
 Participant notes receivable                                                                 $8,056                         8,056
 Cash surrender value of life
  insurance contracts                                                                                       $91,443         91,443
 Cash equivalents                                                                                             1,524          1,524
                                ----------   -----------   -----------      ---------         ------       --------    -----------
Total investments                2,022,914     9,986,849     2,759,029        715,932          8,056         92,967     15,585,747
Employer contribution
 receivable                         50,407       244,284        72,966         38,052                                      405,709
                                ----------   -----------   -----------      ---------         ------       --------    -----------
Net assets available
 for benefits                   $2,073,321   $10,231,133    $2,831,995       $753,984         $8,056        $92,967    $15,991,456
                                ==========   ===========    ==========       ========         ======        =======    ===========

* Represents greater than 5% of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

                                      2

Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1995
----------------------------------------------------------------------------------------------------------------------------------
                                                        Fund Information
                           -------------------------------------------------------------------------------------------------------
                                                                             Quaker
                                                                             Chemical
                              Guaranteed                    Bond and       Corporation
                               Interest      U.S. Stock     Mortgage         Common        Participant
                                 Fund           Fund          Fund         Stock Fund         Notes         Other        Total
----------------------------------------------------------------------------------------------------------------------------------
Investments at fair value:
 Common Stock Fund                           $7,743,647*                     $552,241                                   $8,295,888
 Bond and Mortgage Fund                                    $2,758,665*                                                   2,758,665
 Guaranteed Interest Fund      $2,544,396*                                                                               2,544,396
 Participant notes receivable                                                                 $4,960                         4,960
 Cash surrender value of life
  insurance contracts                                                                                      $111,587        111,587
 Cash equivalents                                                                                             1,481          1,481
                               ----------   -----------   -----------       ---------         ------       --------    -----------
     Total investments          2,544,396     7,743,647     2,758,665         552,241          4,960        113,068     13,716,977
                               ----------   -----------   -----------       ---------         ------       --------    -----------
Net assets available
  for benefits                 $2,544,396    $7,743,647    $2,758,665        $552,241         $4,960       $113,068    $13,716,977
                               ==========   ===========    ==========        ========         ======        =======    ===========

* Represents greater than 5% of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Statements of Changes in Net Assets Available For Benefits, with Fund Information
December 31, 1996
----------------------------------------------------------------------------------------------------------------------------------
                                                        Fund Information
                           -------------------------------------------------------------------------------------------------------
                                                                             Quaker
                                                                             Chemical
                              Guaranteed                    Bond and       Corporation
                               Interest      U.S. Stock     Mortgage         Common        Participant
                                 Fund           Fund          Fund         Stock Fund         Notes         Other        Total
----------------------------------------------------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
 Net investment income            $121,627    $1,929,896      $108,072        $29,928         $1,759            $73     $2,191,355
 Participant contributions          81,658       630,825       208,175         93,220                                    1,013,878
 Employer contributions             73,862       317,961        98,534         48,906                                      539,263
 Rollovers                           1,409         6,495         4,381            704                                       12,989
 Unrealized appreciation of
  investments                                                                 130,144                                      130,144
 Other                               6,032                                                                                   6,032
                                ----------   -----------    ----------       --------         ------       --------    -----------
                                   284,588     2,885,177       419,162        302,902          1,759             73      3,893,661
                                ----------   -----------    ----------       --------         ------       --------    -----------
Deductions from net assets
  attributed to:
 Participant benefits              517,007       385,209       626,560         47,511         15,867                     1,592,154
 Life insurance premiums             1,889         3,663         1,302                                           30          6,884
 Net participant loan activity       5,542         9,938         1,724                       (17,204)
 Decrease in cash surrender
  value of insurance contracts                                                                               20,144         20,144
Interfund transfers                231,225        (1,119)     (283,754)        53,648
                                ----------   -----------    ----------       --------         ------       --------    -----------
                                   755,663       397,691       345,832        101,159         (1,337)        20,174      1,619,182
                                ----------   -----------    ----------       --------         ------       --------    -----------
Net increase (decrease)           (471,075)    2,487,486        73,330        201,743          3,096        (20,101)     2,274,479
Net assets at beginning of year  2,544,396     7,743,647     2,758,665        552,241          4,960        113,068     13,716,977
                                ----------   -----------    ----------       --------         ------       --------    -----------
Net assets at end of year       $2,073,321   $10,231,133    $2,831,995       $753,984         $8,056       $ 92,967    $15,991,456
                                ==========   ===========    ==========       ========         ======       ========    ===========

The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Statements of Changes in Net Assets Available For Benefits, with Fund Information
December 31, 1995
----------------------------------------------------------------------------------------------------------------------------------
                                                        Fund Information
                           -------------------------------------------------------------------------------------------------------
                                                                             Quaker
                                                                             Chemical
                              Guaranteed                    Bond and       Corporation
                               Interest      U.S. Stock     Mortgage         Common        Participant
                                 Fund           Fund          Fund         Stock Fund         Notes         Other        Total
----------------------------------------------------------------------------------------------------------------------------------
Additions to net assets
 attributed to:
 Net investment income            $140,813    $1,912,169      $411,953        $22,946           $959           $751     $2,489,591
 Participant contributions          91,350       493,395       191,000        119,483                                      895,228
 Employer contributions             15,497        43,252        21,099         13,904                                       93,752
 Transfers in from Subsidiaries'
  Plan                                                                                                      212,340        212,340
 Rollovers                           3,827        11,489         7,564          1,769                                       24,649
 Increase in cash surrender
  value of insurance contracts                                                                                2,483          2,483
 Loan distributions                                                                           (3,467)                       (3,467)
 Other                                (227)        1,974         1,974                                                       3,721
                                ----------   -----------   -----------      ---------         ------       --------    -----------
                                   251,260     2,462,279       633,590        158,102         (2,508)       215,574      3,718,297
                                ----------   -----------   -----------      ---------         ------       --------    -----------
Deductions from net assets
  attributed to:
 Participant benefits               96,459       247,186        67,271         20,675                                      431,591
 Life insurance premiums                             406                                                      7,360          7,766
 Net participant loan activity      (2,762)       (7,007)        1,410                          (111)         8,470
 Interfund transfers              (335,777)       45,348        96,517        (19,070)                      212,982
 Unrealized depreciation
  of investments                                                              170,173                                      170,173
                                ----------   -----------   -----------      ---------         ------       --------    -----------
                                 (242,080)       285,933       165,198        171,667          8,470        220,342        609,530
                                ----------   -----------   -----------      ---------         ------       --------    -----------
Net increase (decrease)            493,340     2,176,346       468,392        (13,565)       (10,978)        (4,768)     3,108,767
Net assets at beginning of year  2,051,056     5,567,301     2,290,273        565,806         15,938        117,836     10,608,210
                                ----------   -----------   -----------      ---------         ------       --------    -----------
Net assets at end of year       $2,544,396    $7,743,647   $ 2,758,665       $552,241         $4,960       $113,068    $13,716,977
                                ==========   ===========    ==========       ========         ======        =======    ===========


The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
December 31, 1996 and 1995
-----------------------------------------------------------------------------

1. Description of Plan

   The following description of the Quaker Chemical Corporation Profit Sharing and Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General
   The Plan is a defined contribution plan for all employees of the Quaker Chemical Corporation (the "Company") except for employees compensated in whole or in part by commissions on sales. Eligible employees, including employees compensated in whole or in part by commissions on sales, may choose to make elective contributions to the Plan on a "before tax" basis. Effective July 1, 1995 the profit sharing plan of AC Products, Inc., a subsidiary of Quaker Chemical Corporation, was merged into the Company's Plan. The Plan is administered by a six-member committee appointed by the Company's Board of Directors.

   Effective March 1, 1996, employees become eligible for participation in the Plan on the first day of the month following employment commencement, unless the employee is hired on the first day of the month in which case the employee is eligible immediately. Prior to March 1, 1996, employees were eligible to participate in the plan after one year of service. Plan participants are immediately vested in their account balance. All administrative expenses of the Plan are paid by the Company.

   Contributions
   The Company's Board of Directors, at its discretion, determines the amount, if any, of the contribution to the Plan for each Plan year. The Company's 1996 profit sharing contribution was $404,709 and was based on the level of domestic company profit from operations (as defined) versus the target profit (as defined). No contribution was made in 1995. The target profit is determined as the average of the prior three years' domestic company profit from operations increased by 15%.

   Participants of the Plan may elect to contribute any whole percentage of their compensation, up to 8%, during the year. Each year, the Company makes a matching contribution of $150 for each whole percentage of the participant's compensation contributed to the Plan during the Plan year, with the Company's matching contribution for each individual participant limited to $450 in any calendar year.

   Payment of Benefits
   Participants are entitled to receive their account balance upon retirement or termination from the Company.

   In the event of Plan termination, the Plan provides that the assets shall continue to be held by the Trustees (currently, CoreStates Bank, N.A. and Principal Mutual Life Insurance Company "PML") for normal distribution.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
December 31, 1996 and 1995
-----------------------------------------------------------------------------

   Investment Options
   Participants in the Plan may elect to invest their pro-rata share of the Company's contribution in any of the following pooled investment funds of
   PML: Guaranteed Interest, U.S. Stock and/or Bond and Mortgage.
   Participants may also elect to invest in Quaker Chemical Corporation common stock.

   The Plan includes a provision whereby PML, if so instructed by the Plan administrator, shall invest an amount less than 50% of the employer's current contribution allocable to each participant for the year in whole life insurance contracts. These contracts are owned by PML and may be borrowed against by PML. The Plan is the sole beneficiary of the contracts.

   Investment income
   PML, a Plan trustee, is unable to separately report interest and dividends and net appreciation (depreciation) in the market value of investments. Therefore, all such amounts are included in net investment income.

2. Summary of Accounting Policies

   Method of accounting
   The Plan's financial statements are prepared on the accrual basis of accounting.

   Income recognition
   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Participant notes receivable
   Participant notes receivable are valued at cost, which approximates fair value.

   Payment of benefits
   Benefits are recorded when paid.

   Use of estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

   Investments
   Investments in pooled investment funds are valued at the Plan's pro rata share of the market value of the funds. Market value is determined using the daily net asset value quoted by the trustee based on the published market prices of the underlying securities in the funds. The market value of Quaker Chemical stock is based on the closing price as listed on the New York Stock Exchange.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
December 31, 1996 and 1995
-----------------------------------------------------------------------------

3. Participant Notes Receivable

   At December 31, 1996 and 1995, outstanding loans were $8,056 and $4,960 with original principal of $29,177 and $45,900, respectively. Interest rates on loans approximate the prime rate in effect at loan inception. The Plan has certain limitations on loans that can be made to Plan participants. Participants should refer to the Plan document for a complete description of these limitations.

4. Tax Status of the Plan

   The Plan has received a tax determination letter from the Internal Revenue Service dated August 18, 1995 indicating that the Plan is a qualified plan under Section 401 of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the financial statements.

5. Related Party Transactions

   Certain Plan assets are invested in shares of separate accounts managed by Principal Mutual Life Insurance Company. Principal Mutual Life Insurance Company is a trustee as defined by the Plan and, therefore, these investments qualify as party-in-interest.

Profit Sharing and Retirement Savings Plan                                                                              Schedule I
of Quaker Chemical Corporation
Item 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1996
----------------------------------------------------------------------------------------------------------------------------------

  Units of                                                        Interest                                 Market
participation      Description                                      rate              Maturity              value        Cost
----------------------------------------------------------------------------------------------------------------------------------
              Principal Mutual Life Pooled Investment Funds:
 2,022,914      Guaranteed Interest Fund                           various        2/28/97 - 2/28/01     $ 2,022,914    $ 1,899,579
    32,759      U.S. Stock Fund                                      n/a                 n/a              9,986,849      5,354,279
     6,642      Bond and Mortgage Fund                               n/a                 n/a              2,759,029      2,083,108

              Quaker Chemical Corporation
    42,248      Common Stock                                         n/a                 n/a                715,932        747,501

         -    Participant Notes                                  8% - 9.75%              n/a                  8,056          8,056
                                                                                                        -----------    -----------
                                                                                                        $15,492,780    $10,092,523
                                                                                                        ===========    ===========

Profit Sharing and Retirement Savings Plan of                                                                          Schedule II
Quaker Chemical Corporation
Item 27d Form 5500 - Schedule of Reportable (5%) Transactions*
Year Ended December 31, 1996
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                            Current
                                                                                                        value of asset
                                                  Number of   Purchase       Selling         Cost of    on transaction
Party Involved           Description of asset   transactions    price         price           asset          date        Net gain
----------------------------------------------------------------------------------------------------------------------------------
Series of transactions:

Principal Mutual Life
 Insurance Co.           U.S. Stock Fund             36       $963,497              -       $963,497       $963,497              -
                         U.S. Stock Fund             40              -       $650,192        370,459        650,192       $279,733

Principal Mutual Life
 Insurance Co.           Guaranteed Interest Fund    30        635,724              -        635,724        635,724              -
                         Guaranteed Interest Fund    42              -      1,278,862      1,278,862      1,278,862              -

Principal Mutual Life
 Insurance Co.           Bond and Mortgage Fund      38        608,895              -        608,895        608,895              -
                         Bond and Mortgage Fund      34              -        716,603        531,469        716,603        185,134


*Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1995 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which acts as Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   QUAKER CHEMICAL CORPORATION PROFIT
                                   SHARING AND RETIREMENT SAVINGS PLAN



June 30, 1997                      /s/ Irving H. Tyler
                                   --------------------------
                                   Irving H. Tyler,
                                   Chairman of the Committee


June 30, 1997                      /s/ Richard J. Fagan
                                   --------------------------
                                   Richard J. Fagan,
                                   Member of the Committee


June 30, 1997                      /s/ Donald F. Fahey
                                   --------------------------
                                   Donald F. Fahey,
                                   Member of the Committee


June 30, 1997                      /s/ Joseph C. Hudson
                                   --------------------------
                                   Joseph C. Hudson,
                                   Member of the Committee


June 30, 1997                      /s/ Howard Wilson
                                   -------------------------
                                   Howard Wilson,
                                   Member of the Committee